Exhibit 99.2

FIRST AMENDMENT TO THE

AMEREN CORPORATION

SAVINGS INVESTMENT PLAN

Amended and Restated Effective January 1, 2012

WHEREAS, Ameren Corporation (“Company”) previously adopted the Ameren Corporation Savings Investment Plan (“Plan”); and

WHEREAS, the Company reserved the right to amend the Plan pursuant to Section 13.1 thereof; and

WHEREAS, effective April 1, 2012, the Company desires to amend the Plan to eliminate the suspension period after a Participant receives an age 59  1⁄2 withdrawal; and

WHEREAS, effective April 1, 2012, the Company desires to amend the Plan to allow for partial loan repayments;

NOW, THEREFORE, effective April 1, 2012, the Plan is amended as follows:

1. The first sentence of Section 8.5 is deleted and replaced with the following::

In accordance with procedures established by the Company, loans generally will be repaid (principal and interest) through substantially equal payroll deductions. A Participant may at any time prepay the entire amount due on the loan in one lump sum or may at any time prepay a portion of the principal due. Any partial prepayment of principal shall not reduce the required amount of any scheduled repayment amount due after the date of such partial prepayment.

2. The first sentence of Section 9.1.3 is deleted and replaced with the following:

A Participant’s contributions to all Qualified Plans maintained by the Company shall be suspended for six (6) months following the Participant’s receipt of a withdrawal under Section 9.5.

IN WITNESS WHEREOF, this Amendment has been executed by a duly authorized individual this 23 day of March, 2012.

AMEREN CORPORATION

By:	/s/ Mark C. Lindgren

Name:	Mark C. Lindgren

Title:	Vice President Human Resources
Ameren Services Company
On Behalf of Ameren Corporation